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                                                                 August 15, 1995



Chiron Corporation,
   4560 Horton Street,
      Emeryville, California  94608.

Ladies and Gentlemen:

     We have acted as tax counsel to Chiron Corporation ("Chiron") in connection with the Registration Statement (Registration No. 33-60503) of Chiron filed with the Securities and Exchange Commission and hereby confirm to you our opinion as set forth under the heading "Certain Federal Income Tax Considerations", subject to the assumptions set forth in this letter. Capitalized terms not defined herein have the meanings specified in the Agreement and Plan of Merger dated as of April 23, 1995 (the "Merger Agreement").

     In connection with our opinion, we have assumed with your consent and the consent of Viagene the following:
     As of the Effective Time:
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Chiron Corporation                                                      -2-


     (1) The Merger will be effected in accordance with the Merger Agreement.

     (2) The fair market value of the Purchaser Shares and/or cash received by each holder of Shares will be approximately equal to the fair market value of the Shares surrendered by each holder in connection with the Merger.
     (3) The Purchaser Shares received by shareholders of Viagene in the Merger will have a value, as of the date of the Effective Time, of not less than forty percent (40%) of the value of all the formerly outstanding shares in Viagene as of the same time. For purposes of this assumption, shares in Viagene sold, redeemed, or otherwise disposed of prior or subsequent to the Merger and as part of the overall transaction, including Shares exchanged for cash, Shares exchanged for cash in lieu of fractional Purchaser Shares, Shares owned by any of the Purchaser Companies and Dissenting Shares, will be considered outstanding shares in Viagene as of the date of the Effective Time.
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Chiron Corporation                                                      -3-



     (4) There is and will be no plan or intention on the part of shareholders of Viagene to sell, exchange or otherwise dispose of a number of Purchaser Shares received in the Merger that would reduce such shareholders' ownership of Purchaser Shares received in the Merger to a number of Purchaser Shares having a value, as of the date of the Effective Time, of less than forty percent (40%) of the value of all the formerly outstanding shares in Viagene as of the same time. For purposes of this assumption, shares in Viagene sold, redeemed, or otherwise disposed of prior or subsequent to the Merger and as part of the overall transaction, including Shares exchanged for cash, Shares exchanged for cash in lieu of fractional Purchaser Shares, Shares owned by any of the Purchaser Companies and Dissenting Shares, will be considered outstanding shares in Viagene as of the date of the Effective Time.
     (5) The Purchaser Shares received by shareholders of Viagene in the Merger will have a value, as of the date of the Effective Time, of not less than two-thirds of the
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Chiron Corporation                                                      -4-


sum of (i) the cash received by holders of Shares in the Merger (including cash received in lieu of fractional Purchaser Shares and in exchange for Dissenting Shares) plus (ii) $17,600,000.
     (6) There is and will be no plan or intention on the part of shareholders of Viagene to sell, exchange or otherwise dispose of a number of Purchaser Shares received in the Merger that would reduce such shareholders' ownership of Purchaser Shares received in the Merger to a number of Purchaser Shares having a value as of the date of the Effective Time of less than two-thirds of the sum of
(i) the cash received by holders of Shares in the Merger (including cash received in lieu of fractional Purchaser Shares and in exchange for Dissenting Shares) plus (ii) $17,600,000.
     (7) The Purchaser Companies will own a total of 1,955,556 Shares, all of which were acquired pursuant to a Stock and Warrant Purchase Agreement, dated as of November 12, 1993, by and between Viagene and Chiron (the "Purchase Agreement"). Pursuant to the Purchase Agreement, Chiron
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Chiron Corporation                                                      -5-


purchased shares of Series G Preferred Stock, which were subsequently converted into 1,600,000 Shares, for an aggregate purchase price of $17,600,000. An additional 355,556 Shares were issued to Chiron pursuant to the Purchase Agreement without payment of any additional consideration.
     (8) Chiron will not have exercised any of its rights to purchase Shares under a warrant to purchase up to 2,750,000 Shares at an exercise price of $11.00 per share, which was purchased by Chiron for $2,400,000 pursuant to the Purchase Agreement (the "Warrant"). The fair market value of the Warrant on November 12, 1993 and December 16, 1993 was not less than $2,400,000.
     (9) The Warrant will be cancelled in the Merger without consideration.
     (10) Merger Sub will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Viagene immediately prior to the Merger. For purposes of
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Chiron Corporation                                                      -6-

this representation, amounts paid by Viagene to shareholders (including dissenters) who receive cash or other property, Viagene assets used to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Viagene immediately preceding the Merger, will be included as assets of Viagene held immediately prior to the Merger.
     (11) Prior to the Merger, Chiron will be in control of Merger Sub within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code").
     (12) Following the Merger, Merger Sub will not issue additional shares of its stock that would result in Chiron losing control of Merger Sub within the meaning of Section 368(c) of the Code.
     (13) Chiron (i) will not be under any obligation and will not have entered into any agreement or understanding to reacquire any of its stock issued in the
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Chiron Corporation                                                      -7-


Merger and (ii) will have no plan or intention to reacquire any of its stock issued in the Merger.
     (14) Chiron will have no plan or intention to liquidate Merger Sub; to merge Merger Sub with and into another corporation; to sell or otherwise dispose of the stock of Merger Sub; or to cause Merger Sub to sell or otherwise dispose of any of the assets of Viagene acquired in the transaction, except for dispositions made in the ordinary course of business or transfers described in
Section 368(a)(2)(C) of the Code.
     (15) The liabilities of Viagene to be assumed by Merger Sub in the Merger and the liabilities to which the transferred assets will be subject will have been incurred by Viagene in the ordinary course of its business.
     (16) Merger Sub will, following the Merger, continue the "historic business" of Viagene or will use a "significant portion" of Viagene's "historic business assets" in its business (as such terms are defined in Treas. Reg. (S) 1.368-1(d)(2)).
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Chiron Corporation                                                      -8-



         (17) Chiron, Merger Sub, Viagene and the shareholders of Viagene will pay (or will have paid) their respective expenses, if any, incurred in connection with the Merger.
         (18) There will be no intercorporate indebtedness existing between Viagene and Chiron or between Viagene and Merger Sub that will have been issued or acquired, or that is to be settled, at a discount.
         (19) Neither Chiron nor Merger Sub nor Viagene will be an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.
         (20) Viagene will not be under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.
         (21) The fair market value of the assets of Viagene that will be transferred to Merger Sub in the Merger will equal or exceed the amount of Viagene's liabilities that will be assumed by Merger Sub in the Merger plus the
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Chiron Corporation                                                      -9-


amount of liabilities (if any) to which the transferred assets will be subject at the time of the Merger.
     (22) No stock of Merger Sub will be issued in the Merger.

     We hereby consent to the filing with the Securities and Exchange Commission of this letter as an exhibit to the Registration Statement and the reference to us under the heading "Certain Federal Income Tax Considerations". In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.


                                                       Very truly yours,